NEENAH ENTERPRISES, INC.
SEC FILE NUMBER: 000-52681
CUSIP NUMBER: 64007P 103

NEENAH FOUNDRY COMPANY
SEC FILE NUMBER: 333-28751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Neenah Enterprises, Inc.	Neenah Foundry Company

Full Name of Registrant	Full Name of Registrant

N/A	ACP Holding Company

Former Name if Applicable	Former Name if Applicable

2121 Brooks Avenue P.O. Box 729	2121 Brooks Avenue P.O. Box 729
Address of Principal Executive Office	Address of Principal Executive Office
(Street and Number)	(Street and Number)

Neenah, WI 54957	Neenah, WI 54957

City, State and Zip Code	City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Neenah Enterprises, Inc. (“NEI”) and Neenah Foundry Company, an indirect wholly-owned subsidiary of NEI (“Neenah,” together with NEI, the “Company”), and Ernst & Young, LLP (“E&Y”), their independent registered public accounting firm, are in the process of finalizing the review and audit of the Company’s consolidated financial statements for the fiscal year ended September 30, 2009. As previously announced, Neenah and certain of its subsidiaries (together with Neenah, the “Borrowers”) entered into an agreement (the “Forbearance Agreement”) on November 10, 2009, pursuant to which the lenders under Neenah’s $110 million revolving loan and security agreement (the “2006 Credit Facility”) agreed to, among other things, forbear from exercising certain of the lenders’ rights and remedies in respect of or arising out of certain specified defaults that had occurred as of November 10, 2009 and that were expected to occur during the effective period of the Forbearance Agreement, including Neenah’s anticipated failure to satisfy its minimum fixed charge coverage ratio under the 2006 Credit Facility for the 2009 fiscal year. Effective as of December 23, 2009, the Borrowers entered into a Forbearance Extension, pursuant to which the lenders under the 2006 Credit Facility agreed to, among other things, waive certain additional specified defaults and extend the expiration date of the Forbearance Agreement to January 15, 2010. In addition, the Company believes that the report of E&Y on the Company’s consolidated financial statements for the fiscal year ended September 30, 2009 is likely to include an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern.
Management of the Company has expended considerable time and effort engaging in discussions with its lenders to extend the effective period of the Forbearance Agreement and evaluating various strategic and restructuring alternatives. As a result of these activities, the Company will not be able to complete the review and audit in order to file NEI and Neenah’s combined Annual Report on Form 10-K for the fiscal year ended September 30, 2009 within the prescribed time period without unreasonable effort and expense. The Company intends to file the combined Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Jeffrey S. Jenkins	920	725-7000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates that it will report significant changes in its results of operations for its fiscal year ended September 30, 2009. Based on the information available at this time, the Company anticipates that the net loss for the fiscal year ended September 30, 2009 will be approximately $150 million, compared to a net loss of $12 million for the fiscal year ended September 30, 2008.
This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended September 30, 2008 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.
Neenah Enterprises, Inc.
Neenah Foundry Company
(Name of Registrants as Specified in Respective Charters)
have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: December 29, 2009	By:	/s/ Robert E. Ostendorf, Jr.
	Name:	Robert E. Ostendorf, Jr.
	Title:	President and Chief Executive Officer

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